UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On October 31, 2024 and November 1, 2024, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (SEDAR +) a material change report that includes a copy of a press release, a copy of which is attached hereto as Exhibit 99.1, and a material change report that includes a copy of a press release, a copy of which is attached hereto as Exhibit 99.3, respectively, both of which are incorporated by reference into the Registration Statements of Bitfarms Ltd. on Form F-10 (File No. 333-272989), Form S-8 (File No. 333-278868) and Form F-4 (File No. 333-282657).

See the Exhibits listed below.

Exhibits

Exhibit No.	Description

99.1	Material Change Report dated October 31, 2024
99.2*	Hosting Agreement, dated October 29, 2024, by and between Stronghold Digital Mining Hosting, LLC and Backbone Mining Solutions LLC
99.3	Material Change Report dated November 1, 2024

*	Portions of this exhibit have been redacted that both (a) are not material and (b) are the type of information that the Registrant treats as private or confidential.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Ben Gagnon
	Name:	Ben Gagnon
	Title:	Chief Executive Officer

Date: November 1, 2024

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